Exhibit 99.43

October 14, 2010

SANDSPRING RESOURCES LTD. ANNOUNCES COMPLETION OF
C$51,046,000 BOUGHT DEAL OFFERING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT
AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

Sandspring Resources Ltd. (SSP: TSX-V) (“Sandspring” or the “Company”) announced today that it has completed its previously announced bought deal private placement offering of common shares. The Company issued an aggregate of 19,633,077 common shares at a price of C$2.60 per common share raising gross proceeds of C$51,046,000, including the exercise of the full underwriters’ option of C$6,006,000. The underwriting syndicate was co-led by Jennings Capital Inc., GMP Securities L.P. and Mackie Research Capital Corporation, and included Cormark Securities Inc. The underwriters received a 5.5% cash commission in respect of the offering.

The common shares are subject to a four-month and one day hold period under applicable Canadian securities laws which expires on February 15, 2011.

The Company has received approval from the TSX Venture Exchange for the listing of the common shares sold and issued under the private placement, subject to satisfying certain listing conditions of the TSX Venture Exchange.

The Company plans to use the net proceeds from the offering for the ongoing exploration and development of the Company’s Toroparu deposit and for general corporate purposes.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:
Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the use of proceeds of the offering of common shares of the Company. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.